Financing For Lower Middle Market Companies

A business development company (BDC) with a diversified portfolio of directly originated debt investments focusing on senior loans to established growth-oriented lower middle market US-based businesses with near term revenue visibility and proven cashflows to mitigate credit risk.

POTENTIAL FOR MONTHLY INCOME[1] 6.25% annualized dividend (6.72% through RIA and fee-based accounts) paid monthly and in preference to dividends on common stock[1] OFFERING TERMS				$715 Million LOAN PORTFOLIO[3] As of June 30, 2023

OFFERING TYPE	Continuous offering of non-listed, Series A Preferred Stock (the “Shares”) of a public BDC (common stock listed on Nasdaq: GLAD)			52	companies
OFFERING SIZE	Up to $150 million			12	industries

PRICE PER SHARE	▪ $25.00 ▪ $23.25 for RIA and fee-based accounts			77%	backed by private equity (PE) sponsors

INVESTMENT MINIMUMS	▪ No minimum for qualified retirement accounts ▪ $5,000 for RIA fee-based accounts			CONSERVATIVE PORTFOLIO

	Quarterly Share Repurchase Program up to 5.0% of Shares outstanding quarterly available throughout offering subject to the following discounts[2]			91% 75% 92%	secured loans lower risk 1st lien loans floating rate loans
LIQUIDITY	Holding Time	Discount	Repurchase Price

	< 1 Year > 1 Year, < 2 Years > 2 Years, < 3 Years > 3 Years	10% 6% 3% 0%	$22.50 $23.50 $24.25 $25.00

COMMISSIONS, FEES & EXPENSES

▪  Up to 7.0% selling commission, 3.0% dealer-manager fee, and up to 2.5% expenses

▪   Gladstone Capital, through Gladstone Securities, will pay all commissions and expenses associated with the sale of the Shares. Gladstone Capital and Gladstone Securities will not pay selling commissions on sales to fee-based accounts, as described in the prospectus supplement.

				ABOUT GLADSTONE MANAGEMENT CORPORATION ▪ Privately-held investment adviser ▪ 22-year operating history ▪ Manages more than $4.0 billion ▪ More than 70 professionals

[1]	There is no guarantee of capital preservation or continuous dividends.

[2]

See “Description of the Series A Preferred Stock - Share Redemption” in our Prospectus Supplement dated May 31, 2023. Gladstone Capital’s obligation to repurchase Series A Preferred Stock (the “Shares”) is limited to the extent that its Board of Directors determines that it does not have sufficient funds available or it is restricted by applicable law from making such repurchase.

[3]	At fair value.

RISK FACTORS

An investment in shares of Gladstone Capital Corp. Series A Preferred Stock involves a high degree of risk. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the risk factors summarized below and delineated in the “Risk Factors” sections of the prospectus supplement and in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other information we will file from time to time with the SEC before deciding whether an investment in shares of Gladstone Capital Series A Preferred Stock is suitable for you.

Please consult the prospectus supplement for this offering for a recitation of the risk factors of this offering. If any of the risks contained in or incorporated by reference into the prospectus supplement or the accompanying prospectus actually occur, our business, financial condition or results of operations could be materially adversely affected. If that happens, we may be unable to timely pay the dividends accrued on the Series A Preferred Stock (the “Shares”), the value of the Shares could decline and you may lose all or part of your investment. We believe the risk factors described below are the principal risk factors associated with an investment in our Shares as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Some statements in the prospectus supplement, including statements in the risk factors, constitute forward-looking statements. See the “Forward-Looking Statements” and “Risk Factors” sections in the prospectus supplement, the accompanying prospectus and in our regular filings with the SEC for additional risks which may affect us or the Shares.

▪	There will be no public market for the Shares as we do not intend to apply for listing on a national securities exchange unless the Share Repurchase Program is terminated.

▪	Dividend payments on the Shares are not guaranteed.

▪	We will be required to terminate this offering if our common stock is no longer listed on Nasdaq or another national securities exchange.

▪	The Shares will bear a risk of redemption by us.

▪

Your option to request that your Shares be repurchased is subject to a 5% quarterly limitation, the continuation of the Share Repurchase Program and our availability of funds, and may also be limited by law.

▪	Our ability to pay dividends on and/or repurchase Shares may be limited by Maryland law, the 1940 Act and the terms of our debt facilities as well as future agreements we may enter.

▪	The cash distributions you receive may be less frequent or lower in amount than you expect.

▪

If you elect to participate in the Share Repurchase Program, the cash payment that you receive as a result of your optional repurchase request may be a substantial discount to the price that you paid for the Shares in this offering.

▪	Holders of the Shares will be subject to inflation risk.

▪	An investment in the Shares bears interest rate risk.

▪	Holders of the Shares will bear reinvestment risk.

▪

Our management will have broad discretion in the use of the net proceeds from this offering and may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

▪	We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms.

▪	We may authorize, establish, create, issue and sell shares of one or more additional series of Preferred Stock while the Shares are outstanding without the vote or consent of the holders thereof.

▪

Gladstone Securities, the dealer manager in this offering, is our affiliate, and we established the offering price and other terms for the Shares pursuant to discussions between us and our affiliated dealer manager; as a result, the actual value of your investment may be substantially less than what you pay.

▪

If you fail to meet the fiduciary standards and other requirements under ERISA or Section 4975 of the Code as a result of an investment in this offering, you could be subject to liability and penalties, including excise taxes.

Gladstone Capital Corporation (“GLAD”) has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents that GLAD has filed with the SEC for more complete information about GLAD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Gladstone Securities, GLAD’s dealer manager for this offering, will arrange to send you the prospectus and prospectus supplement if you request it by calling toll-free at (833) 849-5993.

Securities offered through the Dealer Manager, Gladstone Securities, LLC, Member FINRA/SIPC